Exhibit 99.2

FOR IMMEDIATE RELEASE

Sundial Cannabis Now Available in Ontario

Calgary, AB (August 8, 2019) – As part of its Canadian growth strategy, Sundial Growers Inc. (Nasdaq: SNDL) (“Sundial”), recently shipped its first batch of crafted cannabis to the Ontario Cannabis Store (OCS).

“We are thrilled to be partnering with the OCS and the quality retailers that are establishing operations in Ontario,” said Andrew Stordeur, President of Sundial’s Canadian operations. “With 40% of the nation’s population located in the province, we are excited to have the opportunity to satisfy Ontario consumer demand for high quality cannabis with our portfolio of premium cannabis products.”

The Sundial brand offers five product lines named Calm, Ease, Flow, Lift and Spark. Each is focused on meeting specific needs with tailored product offerings that provide premium functional and spiritual experiences to consumers.

The first product available in Ontario is Sundial’s Zen Berry under the Calm line, an indica-dominant Shishkaberry strain. It is available in 3.5g and 7g package sizes. Additional products under the Sundial and other company brands will be added in the coming weeks and months, offering consumers in Ontario the full portfolio of Sundial’s craft cannabis products.

All Sundial products are carefully crafted in small batches by our master growers and their teams in our world-class facilities. Our purpose-built flagship facility in Olds, Alberta currently comprises 74 modular state-of-the-art proprietary flowering rooms. They provide fully controlled optimal grow environments, which ensure maximum product quality and consistency for our premium cannabis brands and products.

For more information about Sundial, visit www.sndlgroup.com and follow us on Twitter @SundialCannabis, Instagram @SundialCannabis, LinkedIn @SundialCannabis and Facebook @SundialCommunity.

About Sundial Growers Inc.

Sundial proudly crafts pioneering cannabis brands to Heal, Help and PlayTM:

o	Heal – cannabis products used as prescription medicine
o	Help – cannabis products that strive to promote health and wellness through CBD
o	Play – cannabis products to enhance social, spiritual and recreational occasions

Sundial has facilities in Canada and the United Kingdom and provides quality and consistent products consumers can trust.

In Canada, we grow ‘craft-at-scale’ cannabis using purpose-built modular facilities and award-winning genetics. Sundial’s flagship production facility is located in Olds, Alberta with a second facility in Rocky View, Alberta. We have commenced construction of our next purpose-built facility in Merritt, British Columbia.

In the United Kingdom, we grow high-quality traceable plants, including hemp, ornamental flowers and edible herbs, in over 1.5 million square feet of state-of-the-art environmentally friendly, indoor facilities. Bridge Farm has three facilities in Spalding, with another currently under construction.

We employ nearly 1,000 employees globally, full-time and seasonal, bringing economic benefits to the local communities in which operate.

Media Contact:

Sophie Pilon, Corporate Communications Manager

Sundial Growers Inc.

C: 1.403.815.7340

E: spilon@sundialgrowers.com

Forward-Looking Information Cautionary Statement

This news release includes statements containing certain “forward-looking information” within the meaning of applicable securities law (“forward-looking statements”). Forward looking statements in this release includes, but is not limited to, the potential expansion plans of the Company in Canada, and statements regarding the future performance of the Company. Forward-looking statements are frequently characterized by words such as “plan”, “continue”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “may”, “will”, “potential”, “proposed” and other similar words, or statements that certain events or conditions “may” or “will” occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.